Exhibit 2.6

                                  Form 51-102F3
                             MATERIAL CHANGE REPORT

1.   Name and Address of Company

     KATANGA MINING LIMITED
     15 Golden Square
     London, England W1F 9JG

2.   Date of Material Change

     January 12, 2009

3.   News Release

     A News release was issued on January 12, 2009 through the facilities of Marketwire and subsequently filed on SEDAR.

4.   Summary of Material Change

     Katanga Mining Limited ("Katanga" or the "Company") announced that at a special meeting held on January 12, 2009, its shareholders approved an increase in the authorized share capital of the Company, which now consists of 1,000 common shares with a par value of US$12.00 and 5,000,000,000 common shares with a par value of US$0.10.

5.   Full Description of Material Change

     On January 12, 2009, the Company announced that at a special meeting held January 12, 2009, its shareholders approved an increase in the authorized share capital of the Company, which now consists of 1,000 common shares with a par value of US$12.00 and 5,000,000,000 common shares with a par value of US$0.10. The increase in authorized share capital was approved by shareholders holding 86.7% of all the shares voted in person or by proxy at the special meeting and 76.7% of the shares voted in person or by proxy at the special meeting if those votes attached to the shares held by Glencore and the RP Capital Group of entities were to have been excluded.

6.   Reliance on subsection 7.1(2) of National Instrument 51-102

     Not applicable

7.   Omitted Information

     No significant facts have been omitted from this report.

8.   Executive Officer

     Steven Isaacs, Interim Chief Executive Officer +44 20 7440 5800.

9.   Date of Report

     January 19, 2009.